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                                                                    Exhibit 10.1


                             Annual Certifications
           Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002


                  Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States
Code), each of the undersigned officers of Tele Norte Leste Participacoes S.A. (the "Company"), does hereby certify, to such officer's knowledge, that:

                  The Annual Report on Form 20-F for the year ended 2002 of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.



Dated:  June 13, 2003                 /s/ Ronaldo Iabrudi dos Santos Pereira
                                     -----------------------------------------
                                     Name:  Ronaldo Iabrudi dos Santos Pereira
                                     Title: co-chief executive officer

Dated:  June 13, 2003                /s/ Luis Eduardo Falco
                                     ---------------------------------------
                                     Name:   Luis Eduardo Falco
                                     Title:  co-chief executive officer

Dated:  June 13, 2003                /s/ Marcos Grodetzky
                                     -------------------------------------
                                     Name:   Marcos Grodetzky
                                     Title:  chief financial officer


                  The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Form 20-F.

                  A signed original of this written statement required by
Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.